EXHIBIT 99.1

Just Energy Receives Final Court Approval to Proceed with Recapitalization and Announces Subscription Offering Participation

Final court order received for Recapitalization
Strong interest in equity subscription option leads to approximately C$52 million to be received from eligible security holders, with backstop parties responsible for approximately C$48 million
Closing of Plan of Arrangement expected on or about September 16, 2020

TORONTO, Sept. 03, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE; NYSE:JE), a retail energy provider specializing in electricity and natural gas commodities and bringing energy efficient solutions and renewable energy options to customers, today announced that it has received the final court approval required to close the Company’s recapitalization plan (the “Recapitalization”) and subscriptions totaling approximately C$52 million through the equity subscription option included in its Recapitalization, with the remaining approximately C$48 million to be provided by the backstop parties.

The Recapitalization is being implemented by way of a plan of arrangement (the “Plan of Arrangement”) and earlier today, Just Energy obtained the final order from the Ontario Superior Court of Justice enabling the Plan of Arrangement to proceed. The Company expects the Plan of Arrangement to close on or about September 16, 2020, pending receipt of regulatory approvals.

The Recapitalization is part of a comprehensive plan to strengthen and de-risk the business and position Just Energy for sustainable growth as an independent industry leader. The Recapitalization significantly improves Just Energy’s financial flexibility with a cash injection from its equity raise and reduces net debt and preferred shares by approximately C$520 million.

“The implementation of our recapitalization plan is quickly moving ahead following today’s ruling,” said Scott Gahn, Just Energy’s President and Chief Executive Officer. “With our court approvals now received, we are focused on running our business, maintaining our improved financial position and ensuring Just Energy’s future success.”

Equity Subscription Option

As part of the Recapitalization Plan, holders of Just Energy’s existing Term Loan, Eurobond, Subordinated Convertible Debentures, Preferred Shares and common shares as of July 23, 2020 were entitled to subscribe for common shares at a price per share of C$3.412.

The equity subscription option received interest from all security classes, with subscriptions totaling 15,174,950 common shares which will result in cash proceeds for Just Energy of approximately C$52 million. Pursuant to the previously announced backstop commitments, the backstop parties have agreed to acquire the remaining common shares not subscribed for by eligible holders under the equity subscription option, totalling 14,137,580 common shares, on a post-consolidation basis. The aggregate proceeds from the equity subscription option are C$100 million and will be used to reduce debt and for general corporate purposes.

Following completion of the Recapitalization, the principal shareholder of the Company will be a group of related investment entities comprised of OCII LVS XIV LP, LVS III SPE XV LP, HVS XVI LLC and TOCU XVII LLC that will collectively beneficially own 13,872,207 common shares of Just Energy, representing approximately 29% of the issued and outstanding common shares. Of this amount, OCII LVS XIV LP will hold 8,323,327 common shares, representing approximately 17% of the issued and outstanding common shares. The foregoing common shares will be acquired pursuant to the Recapitalization, including as a result of the backstop commitments provided by such investment entities. Such investment entities are also lenders to the Company pursuant to an amended and restated term loan debt agreement that was entered into in conjunction with the Recapitalization.

Common share consolidation

The Company confirms today that the previously announced consolidation of its common shares on a 33 to 1 basis (the “Consolidation”) is anticipated to be effective on or about September 16, 2020. The common shares will begin trading on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) on a post-Consolidation basis at the opening of trading on September 17, 2020.

Preferred shares exchange and delisting

Just Energy further confirms today that its previously announced exchange (the “Preferred Share Exchange”) of all outstanding 8.50% series A fixed-to-floating rate cumulative redeemable perpetual preferred shares (TSX: JE.PR.U) (NYSE: JE.PR.A) (the “Preferred Shares) into new common shares, on the basis of one Preferred Share for 0.33387132 new common shares (on a post-Consolidation basis), is anticipated to be effective on or about September 16, 2020. Upon completion of the Preferred Share Exchange, the Preferred Shares will be delisted from the NYSE and the TSX and the delisting will be effective before or at the opening of trading on September 17, 2020.

Subordinated Convertible Debentures exchange and delisting

Just Energy further confirms today that its previously announced exchange (the “Convertible Debenture Exchange”) of all outstanding $100 million 6.75% convertible unsecured senior subordinated debentures due March 31, 2023 (TSX: JE.DB.D) and $160 million 6.75% convertible unsecured senior subordinated debentures due December 31, 2021 (TSX: JE.DB.C) into new common shares, on the basis of 35.920689 new common shares (on a post-Consolidation basis) for every $1,000 principal amount of Subordinated Convertible Debentures, is anticipated to be effective on or about September 16, 2020. Upon completion of the Convertible Debenture Exchange, the Subordinated Convertible Debentures will be delisted from the TSX and the delisting will be effective before or at the opening of trading on September 17, 2020.

No fractional common shares will be issued in connection with the Consolidation, the Preferred Share Exchange or the Convertible Debenture Exchange and any fraction will be rounded down to the nearest whole number of common shares.

Litigation settlement

Just Energy has reached an agreement in principle to settle litigation related to the 2018 acquisition of Filter Group Inc., with the resulting release of any claims. Under the terms of the proposed settlement, shareholders of the Filter Group will receive an aggregate of $1.8 million in cash and 429,958 shares, issued upon implementation of the Recapitalization.

An amended version of the Plan of Arrangement, reflecting the settlement, will be filed on SEDAR at www.sedar.com.

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com/ to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These statements are based on current expectations that involve several risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to, risks with respect to raising new equity capital and the exchange of debt; the proposed recapitalization transaction resulting in a financially stronger Company; reducing the Company’s existing debt and interest expense (including the amounts thereof); proceedings under the CBCA; implementing a Plan of Arrangement; issuing new equity; the allocation of any new equity; addressing certain obligations as part of a proposed recapitalization transaction; risks associated with the proposed recapitalization transaction, including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner; the inability to reduce the Company’s debt and/or interest payments, proceedings under the CBCA; issuing and allocating new equity including the dilution of the Company’s outstanding common shares; the value of existing equity following the completion of a recapitalization; the impact of the evolving COVID-19 pandemic on the Company’s business, operations and sales; reliance on suppliers; uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates; the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic; the Company’s ability to access sufficient capital to provide liquidity to manage its cash flow requirements; general economic, business and market conditions; the ability of management to execute its business plan; levels of customer natural gas and electricity consumption; extreme weather conditions; rates of customer additions and renewals; customer credit risk; rates of customer attrition; fluctuations in natural gas and electricity prices; interest and exchange rates; actions taken by governmental authorities including energy marketing regulation; increases in taxes and changes in government regulations and incentive programs; changes in regulatory regimes; results of litigation and decisions by regulatory authorities; competition; the performance of acquired companies and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com on the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
JE@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.